Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2006

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Minutes of a meeting of the Board of Directors – February 15, 2006	3
2.	Market Announcement – Letter to Bovespa	6

3rd Quarter 2005

ITEM 1

3rd Quarter 2005

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (01/2006)

Date, Time and Place:

February 15, 2006, at 2:30 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 - 9º andar, in the City and State of São Paulo.

Present:

Members of the Board of Directors, whose signatures appear below, members of the Fiscal Council and (Audit Committee), whose signatures appear below, in fulfillment of the terms of paragraph 3 of article 163 of Brazilian Corporate Law and Mr. Altair Tadeu Rossato of Deloitte Touch Tohmatsu (DTT).

Deliberations:

1.	Approval of the financial statements, including the balance sheet and the management report, referring to the year ended December 31, 2005, supported by a report from independent auditors.

2.	Approval of the capital budget for the year 2006, in accordance with article 196, of Law nº 6.404/76, as attached in the annex to this report.

3rd Quarter 2005

3.	Approval, by referendum, at the Annual General Meeting, the following proposal from the Executive Board for the destination of earnings in the period just ended, which amounted to R$ 299,177,815.56 (two hundred ninety-nine million, one hundred seventy-seven thousand, eight hundred and fifteen reais and fifty-six centavos):

a)	R$ 14,958,890.78 (fourteen million, nine hundred and fifty eight thousand, eight hundred and ninety reais and seventy-eight centavos), to be paid into the Legal Reserve;

b)	R$ 14,975,587.93 (fourteen million, nine hundred seventy-five thousand, five hundred and eighty seven reais and ninety-three centavos), corresponding to a net reversion in the Reserve for Profits to Be Realized;

c)	R$142,109,462.39 (one hundred forty-two million, one hundred and nine thousand, four hundred sixty-two reais and thirty-nine centavos), to the Profit Retention Reserve, based on the approved capital budget;
  R$ 157,085,050.32 (one hundred fifty-seven million, eighty-five thousand, and fifty reais and thirty-two centavos) for dividends in the year, of which R$ 57,084,975.50 (fifty-seven million, eighty-four thousand, nine hundred and seventy-five reais and fifty centavos) have been paid out in the form of interim dividends, according to the deliberations of this Board on August 3, 2005. The balance of R$100,000,074.82 (one hundred million, and seventy-four reais and eighty-two centavos) will be paid to shareholders from March 7, 2006, without remuneration or monetary correction - the holders of ordinary and preferred shares receiving R$ 1.232498 per share, excluding the shares held in treasury as at February 14, 2006. The record date for the receipt of dividends hereby approved will be February 22, 2006 in Brazil, and February 27, 2006 in the United States of America.
4.	Approval of the capacity expansion proposals for the ethanolamine unit in Camaçari and the ethylene oxide unit in Mauá.

Observations: these deliberations were approved unanimously by all those Board Members present, except for board member Renato Ochman, who abstained from voting.

3rd Quarter 2005

There being no further matters to discuss, the meeting was wound up - these meeting minutes duly presented and being read and approved, were signed below by the Board Members present. a) Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho – Vice-Chairman; Ana Maria Levy Villela Igel; Paulo Vieira Belotti; Nildemar Secches; Renato Ochman – Board Members; Flavio César Maia Luz; John Michael Streithorst; Mario Probst; Raul Murgel Braga; Wolfgang Eberhard Rohrbach – Fiscal Council Members.

I declare that this is a faithful copy of the meeting minutes recorded in the company registry.

Paulo Guilherme Aguiar Cunha

Chairman of the Board

3rd Quarter 2005

ITEM 2

3rd Quarter 2005

São Paulo, February 17, 2006

São Paulo Stock Exchange - BOVESPA
 Attn: Sr. Nelson Barroso Ortega

Ref. ULTRAPAR PARTICIPAÇÕES S.A.
 S/ref. GAE/SAE 0233-06

Dear Mr. Ortega,

     In regard to the material published by Agência Estado – Broadcast, on February 17, 2006, we confirm, as announced in our conference call, that with the support of the consultancy firm McKinsey & Co., Companhia Ultragaz S.A. has begun a program to revise its distribution structure, aiming at rationalizing costs and expenses. On first estimates, if this program achieves the objectives proposed, this program could increase EBITDA at Ultragaz by some 50% over the next 2 years.

Yours sincerely,

3rd Quarter 2005

Fabio Schvartsman

Chief Financial and Investor Relations Officer

ULTRAPAR PARTICIPAÇÕES S.A.

3rd Quarter 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date: March 2, 2006
	By:	/s/ Fábio Schvartsman

	Name:	Fábio Schvartsman
	Title:	Chief Financial and Investor Relations Officer

3rd Quarter 2005

(Minutes of a meeting of the Board of Directors, Feb 15, 2006 / Letter to Bovespa, Feb 17, 2006)